Filed by Third Point Reinsurance Ltd.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed under Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Sirius International Insurance Group, Ltd.
Commission File No.: 001-38731
Date: October 23, 2020

THIRD POINT REINSURANCE LTD. ANNOUNCES SPECIAL GENERAL MEETING DATE
Hamilton, BERMUDA, October 23, 2020. Third Point Reinsurance Ltd. (NYSE: TPRE) (“Third Point Re”) announced today that it will hold a special general meeting of shareholders on November 23, 2020 (the “Special Meeting”) at 10 a.m. Bermuda time at the Point House, 3 Waterloo Lane, Pembroke HM 08, Bermuda.
Shareholders will vote on matters in connection with the previously announced merger transaction (the “Merger”) with Sirius International Insurance Group, Ltd. (“Sirius Group”), including the issuance of Third Point Re common shares to shareholders of Sirius Group.
The Merger is expected to close in the first quarter of 2021, subject to approval by Third Point Re shareholders and Sirius Group shareholders and customary closing conditions, including regulatory approvals.
Third Point Re shareholders of record, as of the close of business on October 1, 2020, will be entitled to receive notice of and to vote at the Special Meeting. Instructions for how to attend, participate in and vote at the Special Meeting are provided in the joint proxy statement/prospectus, which is being filed with the Securities and Exchange Commission today, together with this press release.
Third Point Re shareholders are encouraged to read the joint proxy statement/prospectus, which includes the reasons for the Board’s unanimous recommendation that shareholders vote “FOR” the issuance of Third Point Re common shares and other proposals.
Due to COVID-19 health and safety implications, Third Point Re strongly encourages shareholders to vote their shares by proxy prior to the Special Meeting.
Third Point Re shareholders who need assistance in completing the proxy card, need additional copies of the proxy materials, or have questions regarding the Special Meeting may contact Third Point Re’s proxy solicitor, Innisfree M&A Incorporated, by phone at (877) 705-8315 or (212) 750-5833.
Safe Harbor Statement Regarding Forward-Looking Statements
Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the Merger, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation

Reform Act of 1995. These estimates and statements are subject to risks and uncertainties, and actual results might differ materially. Such estimates and statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of Third Point Re and Sirius Group and are subject to significant risks and uncertainties outside of our control. Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, (2) the risk that Sirius Group shareholders may not adopt the merger agreement or that Third Point Re shareholders may not approve the share issuance, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) the risks that any of the closing conditions to the Merger may not be satisfied in a timely manner, and (5) the risk that the combined company may not achieve the expected benefits of the transaction. Discussions of additional risks and uncertainties are contained in Third Point Re’s and Sirius Group’s filings with the Securities and Exchange Commission. Neither Third Point Re nor Sirius Group is under any obligation, and each expressly disclaims any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise. Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.
Where to Find Additional Information
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication may be deemed to be solicitation material in respect of the Merger. In connection with the Merger, Third Point Re filed with the SEC on October 23, 2020 a final joint proxy statement/prospectus, and each of Third Point Re and Sirius Group may be filing with the SEC other documents regarding the Merger. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, BECAUSE IT CONTAINS IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Third Point Re and Sirius Group with the SEC at http://www.sec.gov. Free copies of the joint proxy statement/prospectus and each company’s other filings with the SEC may also be obtained from the respective companies. Free copies of documents filed with the SEC by Third Point Re will be made available free of charge on Third Point Re’s investor relations website at https://www.thirdpointre.com/investors/. Free copies of documents filed with the SEC by Sirius Group will be made available free of charge on Sirius Group’s investor relations website at https://ir.siriusgroup.com/.
Participants in the Solicitation
Third Point Re and its directors and executive officers, and Sirius Group and its directors and executive officers, may be deemed to be participants in the solicitation of proxies from their respective shareholders in respect of the proposed merger. Information about the directors and executive officers of Third Point Re is set forth in its Annual Proxy Statement, which was filed with the SEC on April 27, 2020. Information about the directors and executive officers of Sirius Group is set forth in its Annual Report on Form 10-K, which was filed with the SEC on March 5, 2020 (as amended by Amendment No. 1 on Form 10-K/A filed with the SEC on April 21, 2020). Investors may obtain additional information regarding the interest of such participants by reading the proxy statement/prospectus regarding the proposed merger when it becomes available.
About Third Point Re
Third Point Re is a public company listed on the New York Stock Exchange which, through its wholly-owned subsidiaries Third Point Reinsurance Company Ltd. and Third Point Reinsurance (USA) Ltd., writes property and casualty reinsurance business. Third Point Reinsurance Company Ltd. and Third Point Reinsurance (USA) Ltd. each have an "A-" (Excellent) financial strength rating from A.M. Best Company, Inc. www.thirdpointre.com
Contacts:
Investors
Third Point Reinsurance Ltd.
Christopher S. Coleman – Chief Financial Officer
investorrelations@thirdpointre.bm
+1 441-542-3333

Media
Rein4ce
Mairi Mallon
mairi.mallon@rein4ce.co.uk
+44 7843076533
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